Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

November 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf

Re:	Galaxy Payroll Group Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted September 23, 2022
CIK No. 0001905920

Dear Mr. Fetterolf,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated October 13, 2022 (the “Comment Letter”), to Galaxy Payroll Group Ltd. (the “Company” or “Galaxy”) with respect to the Amendment No. 2 to the Draft Registration Statement.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 23, 2022 Prospectus Summary, page 1

1.	We note your response to comment 18, as well as your revised disclosure. In each instance in which you rely on management belief with respect to your conclusions regarding permissions or approvals in Taiwan and Macau (e.g., pages 25, 57, 102 and 107 of your prospectus), please revise to also state, as you do in your response letter, that the “Company relies on its own administrative staff to maintain its compliance status,” if true. Additionally, where you disclose that the “the Company has expressly confirmed to have received all requisite permissions or approvals in Taiwan and Macau,” as you do on pages 1 and 9, please revise to state that this is based on management belief and that the Company relies on its owns administrative staff to maintain its compliance status, if true. Also, please revise to disclose, if true, that the Company is not required to obtain any permissions or approvals from the Chinese or Hong Kong authorities to operate its business.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment No.3 to the Registration Statement on Form F-1 (“DRS/A”), to add that “Company relies on its own administrative staff to maintain its compliance status”. The Company has also added the requisite disclosure as required. In addition, the Company kindly pointed out to staff that it has disclosed that, based on the PRC Counsel and Hong Kong Counsel, the Company has obtained all the requisite permissions and approvals from the relevant Chinese and Hong Kong authorities to operate the business.

Transfers of Cash to and from Our Subsidiaries, page 3

2.	We note your response to comment 5, as well as your revised disclosure that “Galaxy BVI has not opened its bank account as of the date of this prospectus” (emphasis added). Please revise to refer to “Galaxy Payroll BVI,” if true, and tell us why your holding company has been operating without a bank account. Please also revise your cover page where you discuss cash transfer to narratively disclose that your subsidiaries have directly transferred cash to your shareholders due to the absence of a holding company bank account, as you discuss on page 3. As applicable, please revise your prospectus to disclose the risks associated with offering the securities of a holding company that historically has not maintained a bank account separate from its subsidiaries.

Response: Considering the Company will have its bank account opened by December 2022, we believe such a statement (“Galaxy Payroll BVI has not opened its bank account as of the date of this prospectus”) on the cover page will be obsolete and inappropriate. Moreover, as the Company expects to open a bank account by December 2022, the Company regards the risk to be not material.

Certain Definitions, page 13

3.	We note your response to comment 11 that “the Company respectfully points out to the Staff that in the definition of ‘Operating Entities’, it has included all the operating subsidiaries of the Company.” However, the definition and use of “Operating Entities” continues to appear to include some but not all of your operating subsidiaries. Please revise to remove the “include” language so as to specify which entities you refer to with the term “Operating Entities.”

Response: In response to the Staff’s comment, the Company has clarified the reference of “Operating Entities” on the cover page and under Certain Definitions.

Our Key Business Milestones, page 51

4.	We also note your revised disclosure pertaining to your Founder Shareholders. However, your disclosure continues to refer to Mr. Lao as your Controlling Shareholder on page 51. Please revise to ensure consistency with your description of Mr. Lao as a Founder Shareholder on page 13.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly to ensure the consistency that Mr. Lao is a Founder Shareholder.

Principal Shareholders, page 131

5.	For each of the 5% shareholders listed, please revise to include a footnote disclosing the natural persons with investment and/or voting control over such owners.

Response: In response to the Staff’s comment, the Company has revised to add footnotes to disclose the natural persons with investment and/or voting control over each of the 5% shareholders under “Principal Shareholders”.

Exhibit Index, page II-5

6.	We note your response to comment 18, as well as your exhibit index, which indicates that your exhibit 99.2 and exhibit 99.3 opinions are, in part, providing tax opinions of Han Kun Law Offices, in the case of PRC tax law, and Miao & Co. in the case of Hong Kong law. Please revise your exhibit index to include such opinions as exhibit 8 opinions, in accordance with Item 601 of Regulation S-K. Where your three tax opinions opine on the tax consequences of the offering (section 3.3 of Exhibit 8.1, section B(11) of exhibit 99.2 and section B(i) of exhibit 99.3), please revise to state, as you do in the Taxation section, that the applicable disclosure in the Taxation section represents counsel’s opinion. Refer to Section III of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the exhibit index accordingly to add tax opinion of Han Kun Law Offices, in the case of PRC tax law, and Miao & Co. in the case of Hong Kong tax law. In addition, each of the three opinions has been revised to state that the applicable disclosure in the Taxation section represents counsel’s opinion.

7.	Please revise paragraph (5) of exhibit 5.1 to have Forbes Hare consent to its name in the sections entitled “Taxation” and “Enforceability of Liabilities” of the registration statement, as such paragraph only consents to their name in the section entitled “Legal Matters.” We also note that such paragraph states that “[t]his opinion may be relied upon by the addressee only” and “may not be relied upon by any other person except with our prior written consent.” Please remove this inappropriate limitation on reliance. In this regard, investors are entitled to rely on the opinions as expressed. Also revise sections A(1) and A(7) of exhibit 99.2, as well as sections A(i) and (ii) of exhibit 99.3 to exclude your client.

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly in exhibit 5.1 to add its consent to the sections entitled “Taxation” and “Enforceability of Liabilities”, and removed the inappropriate limitation on reliance as the Staff pointed out. As for section A(7) of the exhibit 99.2 and section A(ii) of the exhibit 99.3, respective counsel deems they cannot exclude the client as counsel themselves are unable to assess whether parties to the documents provided by the Company, are validly existing or have full capacity for civil conduct. In addition, Company’s PRC Counsel is not able to revise section A(1) of the exhibit 99.2 because they are not able to assess whether the agent who signed on behalf of the Company is duly authorized, or have full capacity for civil conduct.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.

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